UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of December 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Veolia Environnement announces its decision to request the voluntary delisting of its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) in view of terminating its registration with the US Securities and Exchange Commission (SEC)

Veolia Environnement announces its decision to request the voluntary delisting of its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and the termination of its registration with the US Securities and Exchange Commission (SEC), in accordance with U.S. law. In view of this, Veolia Environnement intends to file a Form 25 with the SEC on December 12, 2014 terminating the listing of its ADRs on the NYSE. The delisting of the ADRs from the NYSE should become effective on December 22, 2014. Promptly after the effective delisting from the NYSE, Veolia Environnement intends to file a Form 15F with the SEC in order to terminate its registration and its reporting requirements under the Securities Exchange Act of 1934.

The delisting and termination of the registration of the company with the SEC should provide cost savings and eliminate certain additional costs linked to the Company’s listing on two exchanges (Euronext Paris and NYSE).

Veolia Environnement intends to maintain its American ADR program as a Level one program, which will enable American investors and current holders of Veolia Environnement ADRs to continue to hold and trade Veolia Environnement ADRs in the US over-the-counter (OTC) market. As a result of the delisting of the ADRs, the trading of ordinary shares will be concentrated on Veolia Environnement’s primary market (Euronext Paris).

Veolia remains committed to the development of its commercial activities in the United States. Veolia Environnement will also continue to apply strict standards of financial disclosure, corporate governance and internal control throughout the Group as a whole.

.....

Veolia group is the global leader in optimized resource management. With over 187,000 employees* worldwide, the Group designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, the Veolia group supplied 94 million people with drinking water and 62 million people with wastewater service, produced 54 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia Environnement (listed on Paris Euronext: VIE and NYSE: VE) recorded consolidated revenue of €23.4 billion* in 2013. www.veolia.com

(*) 2013 pro-forma unaudited figures, including Dalkia International (100%) and excluding Dalkia France. Excluding Transdev employees and revenue currently under divestment.

Paris, December 1, 2014

Important notice

Veolia Environnement is a company listed on the NYSE and on Euronext Paris and this press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and forecasts and are subject to some uncertainties which could result in a material difference between the actual results and those described in the forward-looking statements, as well as the risks described in the documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Media Relations Laurent Obadia Sandrine Guendoul Tel.+ 33 1 71 75 12 52 sandrine.guendoul@veolia.com	Analysts & Investor Relations Ronald Wasylec - Ariane de Lamaze Tel. + 33 1 71 75 12 23 / 06 00 Terri Anne Powers (USA) Tel. + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer